Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated March 8, 2012
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Underlying Supplement no. 3 dated October 22, 2010 and
Underlying Supplement no. 4 dated October 22, 2010)

HSBC USA Inc.
Variable Coupon Callable Yield Notes

▸ $7,368,000 Variable Coupon Callable Yield Notes linked to a reference asset consisting of the Russell 2000® Index and the Market Vectors Gold Miners ETF

▸ 15-month term

▸ Contingent return of principal, subject to the credit risk of HSBC USA Inc.

▸ Callable at par by the Issuer

The Variable Coupon Callable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or applicable underlying supplements. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3 and page US4-2 of the accompanying underlying supplement no. 4.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000	$7.50	$992.50
Total	$7,368,000	$55,260.00	$7,312,740.00

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◨

HSBC USA Inc.
15-Month Variable Coupon Callable Yield Notes



This pricing supplement relates to a single offering of Variable Coupon Callable Yield Notes (each a "Note" and collectively the "Notes"). This offering has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplements. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplements, the terms described in this pricing supplement shall control.

This pricing supplement relates to a single offering of Notes linked to the performance of one index and one index fund identified below (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offerings of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	Composed of the Russell 2000® Index ("RTY") and Market Vectors Gold Miners ETF ("GDX") (each an "Underlying" and together the "Underlyings")
Coupon Rate:	▸ With respect to the first Coupon Observation Date, 14.00% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs; and
	▸ With respect to the final Coupon Observation Date, 3.50% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs.
Coupon Step-Down Event:	A Coupon Step-Down Event occurs if the Official Closing Value of either Underlying is below its Trigger Value on the relevant Coupon Observation Date.
Trade Date:	March 8, 2012
Pricing Date:	March 8, 2012
Settlement Date:	March 13, 2012
Final Valuation Date:	June 11, 2013, subject to postponement as described below under the caption "Observation Dates and Maturity Date."
Maturity Date:	3 business days after the Final Valuation Date and is expected to be June 14, 2013. The Maturity Date is subject to postponement as described below under the caption "Observation Dates and Maturity Date."
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value plus any coupon payment.
Final Settlement Value:	**Unless we have exercised our Early Redemption Right, you will receive a payment on the Maturity Date calculated as follows:**
	▸ *If a Trigger Event does not occur, 100% of the Principal Amount.*
	▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.*
	▸ *If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlying.*
Trigger Event:	A Trigger Event occurs if the Official Closing Value of either Underlying is below its Trigger Value on any scheduled trading day during the Observation Period.
Trigger Value:	483.80 with respect to the RTY and $31.99 with respect to the GDX, which in each case is 60% of the Initial Value of such Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Coupon Observation Dates:	March 11, 2013 and June 11, 2013 (the Final Valuation Date). The Coupon Observation Dates are subject to postponement as described below under the caption "Observation Dates and Maturity Date."
Coupon Payment Dates:	March 14, 2013 and June 14, 2013 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Payment on the Notes—Coupon" on page PS-4 below.
Early Redemption Right:	Each offering of Notes may be redeemed by the Issuer on any Coupon Payment Date at 100% of their Principal Amount

together with any coupon payment. See "Payment on the Notes—Early Redemption Right" on page PS-5 for more details.

Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	806.34 with respect to the RTY and $53.31 with respect to the GDX, which in each case was the Official Closing Value of the relevant Underlying on the Pricing Date.
Final Value:	The Official Closing Value of the relevant Underlying on the Final Valuation Date.
Official Closing Value:	With respect to each Underlying, the Official Closing Value on any scheduled trading day for such Underlying will be the closing price or closing level, as applicable, of the Underlying as determined by the calculation agent as described under "Payment on the Notes—Official Closing Value" on page PS-5 below.
CUSIP / ISIN	4042K1ZR7 / US4042K1ZR76
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to a single of Notes linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, underlying supplement no. 3 dated October 22, 2010 and underlying supplement no. 4 dated October 22, 2010. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplements, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-3 of the prospectus supplement page US3-1 of underlying supplement no. 3 and page US4-2 of underlying supplement no. 4, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and each underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and each underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and each underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

▶ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▶ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

PAYMENT ON THE NOTES

Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

▶ If a Trigger Event does not occur, 100% of the Principal Amount.

▶ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is positive, an amount equal to 100% of the Principal Amount.

▶ If a Trigger Event occurs and the Final Return of the Least Performing Underlying is negative or zero, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Coupon Rate. The Coupon Payment Dates are March 14, 2013 and June 14, 2013 (which is also the expected the Maturity Date). If any Coupon Payment Date falls on a day that is not a business day (including a Coupon Payment Date that is also the Maturity Date or the Early Redemption Date, as defined below), such Coupon Payment Date will be postponed to the immediately succeeding business day. If the final Coupon Payment Date (which is also the Maturity Date) is postponed as described under "Observation Dates and Maturity Date" below, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

With respect to the first Coupon Observation Date, the Coupon Rate is 14.00% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs. With respect to the final Coupon Observation Date, the Coupon Rate is 3.50% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs.

Coupon Step-Down Event

A Coupon Step-Down Event occurs if the Official Closing Value of either Underlying is below its Trigger Value on the relevant Coupon Observation Date. The Coupon Observation Dates are March 11, 2013 and June 11, 2013 (the Final Valuation Date). The Coupon Observation Dates are subject to postponement as described below under the caption "Observation Dates and Maturity Date."

Early Redemption Right

The Notes are redeemable at our option in whole, but not in part, on any Coupon Payment Date upon giving notice five business days prior to such Coupon Payment Date. The "Early Redemption Date" is the Coupon Payment Date, if any, for which we have given notice. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any coupon payment in respect of Coupon Payment Dates ended on or before the Early Redemption Date. In this case, you will lose the opportunity to continue to be paid coupons on Coupon Payment Dates that occur after the Early Redemption Date.

Official Closing Value

With respect to the each Underlying, the Official Closing Value on any scheduled trading day will be determined by the calculation agent based upon the closing price of such index fund or closing level of such index, as applicable, displayed on the following pages on Bloomberg Professional® service: for the RTY, page "RTY <INDEX>," and for the GDX, page "GDX UP <EQUITY>," and with respect to the GDX, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4. With respect to any of the foregoing, if the value for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Indenture and Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Issuer and Reference Sponsor

With respect to the RTY, the reference sponsor is Russell Investment Group. With respect to the GDX, the reference issuer is Market Vectors™ ETF Trust.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Value of both of the Underlyings will not decline by more than 40%, as compared to its respective Initial Value, at any time during the term of the Note.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▸ You are willing to be limited to a coupon of 0.00% on any Coupon Payment Date on which a Coupon Step-Down Event occurs.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forego distributions paid on the index fund or on stocks comprising the index included in the Reference Asset.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Value of one or both of the Underlyings will decline by more than 40%, as compared to the Initial Value, at any time during the term of the Note.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to your Notes.

▸ You are unwilling to be limited to a coupon of 0.00% on any Coupon Payment Date on which a Coupon Step-Down Event occurs.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive the distributions paid on the index fund or on stocks comprising the index included in the Reference Asset.

▸ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page US3-1 of the accompanying underlying supplement no. 3 and on page US4-2 of the accompanying underlying supplement no. 4. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Underlying, securities held by any Underlying or in any Underlyings themselves, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplements.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▶ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▶ "— Additional Risks Relating to Notes with a Reference Asset That is a Commodity or a Contract or Index Relating thereto" in the prospectus supplement;

▶ "— There are Risks Associated With Small-Capitalization Stocks" in underlying supplement no. 3;

▶ "— Risks Associated With the Gold Mining Industry" in underlying supplement no. 4;

▶ "— There are Risks Associated With an Investment in a Concentrated Industry" in underlying supplement no. 4; and

▶ "— Small-Capitalization or Mid-Capitalization Companies Risk" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are not principal protected and you may lose your entire initial investment.

The Notes are not principal protected. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and if a Trigger Event occurs during the Observation Period and the Final Return of the Least Performing Underlying is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the value of the Least Performing Underlying falls to zero. An investment in the Notes is not principal protected and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment. Payment of any amount at maturity is subject to the credit risk of HSBC.

You will not participate in any appreciation in the value of either of the Underlyings included in the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or upon Early Redemption. Even if the Final Return of each Underlying in the Reference Asset is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of either Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons. Under no circumstances, regardless of the extent to which the value of either Underlying appreciates, will your return exceed the total amount of the coupons. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

The Coupon Rate may be 0.00% on each Coupon Payment Date.

The Notes pay a Coupon Rate equal to 14.00% and 3.50% for the first and final Coupon Observation Date, respectively, if a Coupon Step-Down Event does not occur and 0.00% if a Coupon Step-Down Event occurs. A Coupon Step-Down Event occurs if the Official Closing Value of either Underlying is below its Trigger Value on the relevant Coupon Observation Date. If the Official Closing Value of either Underlying is below its Trigger Value on each Coupon Observation Date, the Coupon Rate will be 0.00% on each Coupon

Payment Date and the enhanced Coupon Rate will not be realized at any point during the term of the Notes. Any coupon payments are subject to the credit risk of HSBC.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and the principal at maturity or early redemption, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to either Underlying, your return will be based on the Final Return of the Least Performing Underlying.

The performance of either of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs and the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying or which Underlying caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying caused the Trigger Event to occur or the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes are subject to our Early Redemption Right, which limits your ability to accrue interest over the full term of the Notes.

The Notes are subject to our Early Redemption Right and therefore may be redeemed by us on any Coupon Payment Date upon at least five business days notice. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of your Notes and any coupon payment in respect of Coupon Payment Dates originally scheduled to occur on or before the Early Redemption Date. In such a case, you will lose the opportunity to continue to accrue and be paid coupons in respect of Coupon Payment Dates following the Early Redemption Date. If the Notes are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar price of risk that yield as much interest as the Notes. See "Payment on the Notes—Early Redemption Right" on page PS-5.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels or prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying of the two Underlyings to which the Notes are linked.

Changes that affect an Underlying will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer of an Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows. Your investment is linked to a Reference Asset which consists of one index fund and therefore any information relating to an underlying index is only relevant to understanding the index that such index fund seeks to replicate.

The index fund is subject to management risk.

The Reference Asset is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of their respective underlying indices by investing in a portfolio of securities that generally replicate the respective underlying index. Therefore, unless a specific security is removed from the respective underlying index, the Reference Asset generally would not sell a security because the security's issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the Reference Asset's investment advisor may not produce the intended results.

There is limited anti-dilution protection.

For certain events affecting shares of a Reference Asset that includes an index fund, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant Final Value which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant Reference Asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant Reference Asset, the market price of the Notes and the Final Settlement Value may be materially and adversely affected.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of either Underlying relative to its Initial Value. We cannot predict the value of any Underlying at any time during the Observation Period or on any Observation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your Notes are linked or return on the Notes**.** With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

- Principal Amount: $1,000
- Trigger Value: 60% of the Initial Value of each Underlying.
- Coupon Rate: With respect to the first Coupon Observation Date, 14.00% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs; and

  With respect to the final Coupon Observation Date, 3.50% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs.
- The Notes are held until maturity and are not redeemed by the Issuer early.

	Trigger Event Does Not Occur and a Coupon Step-Down Event Does Not Occur on Any Coupon Observation Date[1]				Trigger Event Occurs and a Step-Down Event has Occurred on the First Coupon Observation Date[2] and either Occurs on the Final Observation Date[†] or Does Not Occur on the Final Observation Date*			
Least Performing Underlying's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the term of the Notes	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
90.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
80.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
70.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
60.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
50.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
40.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
30.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
20.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
10.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
0.00%	$175	$1,000	$1,175	17.50%	$35.00*	$1,000	$1,035.00	3.50%
-10.00%	$175	$1,000	$1,175	17.50%	$35.00*	$900	$935.00	-6.50%
-20.00%	$175	$1,000	$1,175	17.50%	$35.00*	$800	$835.00	-16.50%
-25.00%	$175	$1,000	$1,175	17.50%	$35.00*	$750	$785.00	-21.50%
-30.00%	$175	$1,000	$1,175	17.50%	$35.00*	$700	$735.00	-26.50%
-40.00%	$175	$1,000	$1,175	17.50%	$35.00*	$600	$635.00	-36.50%
-50.00%	N/A	N/A	N/A	N/A	$0.00[†]	$500	$500.00	-50.00%
-60.00%	N/A	N/A	N/A	N/A	$0.00[†]	$400	$400.00	-60.00%
-70.00%	N/A	N/A	N/A	N/A	$0.00[†]	$300	$300.00	-70.00%
-80.00%	N/A	N/A	N/A	N/A	$0.00[†]	$200	$200.00	-80.00%
-90.00%	N/A	N/A	N/A	N/A	$0.00[†]	$100	$100.00	-90.00%
-100.00%	N/A	N/A	N/A	N/A	$0.00[†]	$0	$0.00	-100.00%

[1] The Official Closing Value of each Underlying included in the Reference Asset never falls below its respective Trigger Value on any scheduled trading day during the Observation Period.

[2] The Official Closing Value of an Underlying included in the Reference Asset falls below its Trigger Value on any scheduled trading day during the Observation Period and either Underlying is below its respective Trigger Value on the first Coupon Observation Date.

† Assuming the Notes have been held to maturity and a Coupon Step-Down Event occurs on the final Coupon Observation Date, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $0.00.

* Assuming the Notes have been held to maturity and a Coupon Step-Down Event does not occur on the final Coupon Observation Date, the total amount of the coupon paid on the Notes as of the Maturity Date will equal $35.00.

Hypothetical Examples of the Final Settlement Value

The five examples below set forth a sampling of hypothetical Final Settlement Values for the Notes based on the following assumptions:

▸ Principal Amount of Notes: $1,000

▸ Trigger Value: 60% of the hypothetical Initial Value of each Underlying.

▸ Coupon Rate: With respect to the first Coupon Observation Date, 14.00% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs; and

With respect to the final Coupon Observation Date, 3.50% if a Coupon Step-Down Event does not occur, and 0.00% if a Coupon Step-Down Event occurs.

▸ Hypothetical Initial Value: 800.00 for RTY and $60.00 for GDX.

The actual Initial Values for each Underlying were determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments on each Coupon Payment Date, up to and including the Maturity Date (or the Early Redemption Date, as applicable).

The examples provided herein are for illustration purposes only. The actual amount payable on the Notes will depend on if the Notes are called, whether and how many Coupon Step-Down Events occur and whether a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether and how many Coupon Step-Down Events will occur and whether a Trigger Event will occur and, if so, whether or to what extent the Final Return of the Least Performing Underlying will be less than zero.

Example 1: We do not exercise our Early Redemption Right and a Trigger Event occurs. A Coupon Step-Down Event occurs on both Coupon Observation Dates.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	320.00 (40% of Initial Value)	400.00 (50% of Initial Value)
GDX	$60.00	$60.00 (100% of Initial Value)	$66.00 (110% of Initial Value)

Since the Official Closing Value of RTY is below its Trigger Value during the Observation Period, a **Trigger Event occurs**. RTY is also the Least Performing Underlying.

The Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of RTY} - \text{Initial Value of RTY}}{\text{Initial Value of RTY}}$$

= (400.00 − 800.00) / 800.00 = **-50.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -50.00%) = **$500.00**

Because a Coupon Step-Down Event occurred on both Coupon Observation Dates, the coupon payment on each of the Coupon Payment Dates is $0.00. Therefore, the total payment on the Notes is $500.

Example 2: We do not exercise our Early Redemption Right and a Trigger Event occurs. A Coupon Step-Down Event occurs on the first Coupon Observation Date, but does not occur on the final Coupon Observation Date, which is also the Final Valuation Date.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	320.00 (40% of Initial Value)	880.00 (110% of Initial Value)
GDX	$60.00	$42.00 (70% of Initial Value)	$72.00(120% of Initial Value)

Since the Official Closing Value of RTY is below its Trigger Value during the Observation Period, a **Trigger Event occurs**. RTY is also the Least Performing Underlying.

The Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of RTY - Initial Value of RTY}}{\text{Initial Value of RTY}}$$

= (880.00 − 800.00) / 800.00= **10.00%**

Therefore, since a Trigger Event has occurred and the Final Value of the Least Performing Underlying is positive, the Final Settlement Value equals **$1,000**.

Additionally, with the final coupon payment of $35.00, the total payment on the Maturity Date is $1,035.00. Because a Coupon Step-Down Event occurred on the first Coupon Observation Date, the coupon payment on the first Coupon Payment Date was $0.00. Therefore, the total payment on the Notes is $1,035.00.

Example 3: We do not exercise our Early Redemption Right and a Trigger Event does not occur. A Coupon Step-Down Event does not occur on any of the Coupon Observation Dates.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	640.00 (80% of Initial Value)	720.00 (90% of Initial Value)
GDX	$60.00	$48.00 (80% of Initial Value)	$48.00 (80% of Initial Value)

Since the Official Closing Value of each Underlying was not below its Trigger Value, a Trigger Event does not occur.

The Final Settlement Value equals **$1,000**.

Because a Coupon Step-Down Event did not occur on either Coupon Observation Date, the coupon payment on the first Coupon Payment Date is $140.00 and the coupon payment on the final Coupon Payment Date is $35.00, and therefore the total payment on the Notes is $1,175.00.

Example 4: We do not exercise our Early Redemption Right and a Trigger Event occurs. A Coupon Step-Down Event does not occur on the first Coupon Observation Date but occurs on the final Coupon Observation Date.

Underlying	Initial Value	Lowest Official Closing Value of the Underlying during the Observation Period	Final Value on Final Valuation Date
RTY	800.00	400.00 (50% of Initial Value)	400.00 (50% of Initial Value)
GDX	$60.00	$30.00 (50% of Initial Value)	$36.00 (60% of Initial Value)

Since the Official Closing Value of each Underlying was below its Trigger Value, a **Trigger Event occurs**.

The Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of RTY– Initial Value of RTY}}{\text{Initial Value of RTY}}$$

= (400.00 − 800.00) / 800.00= **-50.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -50.00%) = **$500.00**

Therefore, the Final Settlement Value equals **$500**.

Because a Coupon Step-Down Event occurs on the final Coupon Observation Date, the final Coupon Payment will be $0.00 and the total payment on the Maturity Date is $500.00.

Because a Coupon Step-Down Event did not occur on the first Coupon Observation Date, on the corresponding Coupon Payment Date, the coupon payment was $140.00. Therefore, the total payment on the Notes is $640.00.

Example 5: We exercise our Early Redemption Right, the Early Redemption Date is March 14, 2013 and a Coupon Step-Down Event does not occur.

Since we exercised our Early Redemption Right, there is an early redemption and you are no longer entitled to receive any Final Settlement Value. Therefore, on the Early Redemption Date you would receive your $1,000 Principal Amount of Notes plus any coupon payment owed to you on such date. On the Coupon Observation Date corresponding to the Early Redemption Date, a Coupon Step-Down Event does not occur. As a result, on the Early Redemption Date, you would be entitled to receive the Principal Amount of $1,000 plus the unpaid coupon of $140.00. Once we exercise our Early Redemption Right, the Underlyings have no relevance in determining the payment owed to you on the Early Redemption Date.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from March 8, 2007 through March 8, 2012. The closing level for the RTY on March 8, 2012 was 806.34. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY during the Observation Period or on the Final Valuation Date.

Description of the GDX

The GDX seeks investment results that correspond to the price and yield of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index provides exposure to a diversified group of small, mid, and large capitalization companies worldwide involved primarily in the mining for gold.

For more information about the GDX, see "The Market Vectors Gold Miners ETF" on page US4-31 of the accompanying underlying supplement no. 4.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from March 8, 2007 through March 8, 2012. The closing price for the GDX on March 8, 2012 was $53.31. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the GDX during the Observation Period or on the Final Valuation Date.

Quarter Begin	Quarter End	Quarter High	Quarter Low	Quarter Close
1/3/2007	3/30/2007	$43.32	$36.20	$39.42
4/2/2007	6/29/2007	$42.85	$36.63	$37.89
7/2/2007	9/28/2007	$45.96	$32.79	$45.10
10/1/2007	12/31/2007	$53.60	$42.31	$45.85
1/2/2008	3/31/2008	$56.87	$44.88	$47.75
4/1/2008	6/30/2008	$51.43	$41.61	$48.52
7/1/2008	9/30/2008	$51.83	$27.36	$34.08
10/1/2008	12/31/2008	$35.49	$15.83	$33.88
1/2/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/4/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47
1/1/2011	3/31/2011	$62.02	$52.47	$60.06
4/1/2011	6/30/2011	$64.14	$51.11	$54.59
7/1/2011	9/30/2011	$66.97	$53.03	$55.19
10/1/2011	12/30/2011	$63.70	$49.22	$51.43
1/3/2012*	3/8/2012*	$57.93	$51.10	$53.31

* As of the date of this pricing supplement available information for the first calendar quarter of 2012 includes data for the period from January 3, 2012 through March 8, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2012.

OBSERVATION DATES AND MATURITY DATE

If an Observation Date (including the Final Valuation Date) is not a scheduled trading day for any Underlying, then such Observation Date for such Underlying will be the next succeeding day that is a scheduled trading day (as defined in the relevant underlying supplement with respect to each Underlying) for such Underlying. For each Underlying, the calculation agent will determine whether a market disruption event (as defined in the relevant underlying supplement with respect to each Underlying) exists on an Observation Date with respect to such Underlying independent from the other Underlying; therefore a market disruption event may exist for one Underlying and not exist for the other Underlying. If a market disruption event exists for an Underlying on an Observation Date, then such Observation Date for such Underlying will be the next scheduled trading day for which there is no market disruption event for such Underlying. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be such Observation Date for such Underlying, and the Official Closing Value with respect to such Underlying will be determined (1) with respect to the Underlying that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to the Underlying that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the originally scheduled Observation Date, the determination of such Underlying's Official Closing Value will be made on the originally scheduled Observation Date, irrespective of the existence of a market disruption event with respect to the other Underlying. If an Observation Date (including the Final Valuation Date) for either Underlying included in the Reference Asset is postponed, then the corresponding Coupon Payment Date or Maturity Date, as applicable, will also be postponed to the third business day following the latest of such postponed Observation Dates.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the third scheduled trading day for all of the Underlyings immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying and the Annual Coupon Rate. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date for the Reference Asset will be the fifth business day following such accelerated postponed Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.75%, or $7.50, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may pay referral fees to other broker-dealers of up to 0.75%, or $7.50, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as income-bearing pre-paid derivative contracts with respect to the Reference Asset. HSBC intends to treat the Notes consistent with this approach and, pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructed ownership transactions," HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the coupon is unclear. Although the tax treatment of the coupon is unclear, HSBC intends to treat any coupon paid by HSBC, including on the Maturity Date or upon a call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid derivative contracts.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the GDX). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, call or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, call or maturity of the Note).

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by, or included in, the Underlyings of the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by, or included in, one or more of the Underlyings of the Reference Asset is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal

Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In addition, if you are a non-U.S. Holder (as defined in the prospectus supplement), because the tax treatment of the coupon is unclear, HSBC intends to withhold an amount equal to 30% of any coupon payable to you, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying underlying supplements, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplements, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplements, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplements, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$7,368,000 Variable Coupon Callable Yield Notes

March 8, 2012

PRICING SUPPLEMENT